June 21, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Matthew Crispino, Esq.

Re:	Luxoft Holding, Inc
Registration Statement on Form F-1 (File No. 333-188765) Initially Filed on May 22, 2013 (CIK No. 0001538735)

Dear Mr. Crispino:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Luxoft Holding, Inc, a company organized under the laws of the British Virgin Islands (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form F-1 be accelerated to 4:00 p.m. EDT on June 25, 2013, or as soon as practicable thereafter.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Patrick Rosenthal at (212) 819-2670 of White & Case LLP, counsel to the Company.

Sincerely,

LUXOFT HOLDING, INC

By:	/s/ Dmitry Loshchinin
Name:	Dmitry Loshchinin
Title:	Chief Executive Officer